Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

May 10, 2024

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Form 10-K/A for the Fiscal Year Ended December 31, 2023
Filed March 20, 2024
File No. 001-41895

Ladies and Gentlemen:

The Company has received the letter dated April 4, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K/A for the fiscal year ended December 31, 2023, File No. 001-41895, filed with the Commission on March 20, 2024 (the “Annual Report”). The Company respectfully requests an extension to the deadline for responding to the letter due to the parallel review process with respect to related comments to the Company’s Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-276998, filed with the Commission on April 9, 2024 (the “Registration Statement”). The Company will provide its response to the letter via EDGAR as soon as possible upon resolving the Staff’s comments to the Registration Statement or, if not resolved prior to such date, on or before May 28, 2024.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or Joanna D. Enns of Vinson & Elkins L.L.P. at (214) 220-7753.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:
T. Mark Kelly, Vinson & Elkins L.L.P.
Joanna D. Enns, Vinson & Elkins L.L.P.